UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Results of Special General Meeting of Shareholders

On September 26, 2019, Evogene Ltd., or the Company, held a special general meeting of shareholders, or the Meeting, at its principal executive offices in Rehovot, Israel.  At the Meeting, at which a quorum was present, all proposals on the agenda, consisting of the following proposals, were duly approved by the requisite majorities under the Israeli Companies Law, 5759-1999, or the Companies Law:

1.	Approval of an updated compensation policy for the directors and other office holders of our Company, in accordance with the requirements of the Companies Law.

2.
Approval of our Company’s procurement of renewed coverage under its Directors' and Officers' Liability, or D&O, insurance policies, effective as of October 1, 2019 (the renewal date for our D&O insurance policies).

A more detailed description of the proposals can be found in the Company’s proxy statement with respect to the Meeting, which was attached as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer, furnished to the Securities and Exchange Commission on August 22, 2019, which description is incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2019	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer